Exhibit 21.1
i3 Verticals, Inc.
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Doing Business As Name
(Including d/b/a name, if applicable)
3V ImageSoft (CAN) B.C. Ltd.	Canada
Ad Valorem Records, Inc.	Texas	AVR, Inc.
AccuFund, Inc.	Colorado	AccuFund
Celtic Cross Holdings, Inc.	Arizona	Celtic
Celtic Nominee Holdings, LLC	Delaware
Celtic Systems Private Limited	India
CP-DBS, LLC	Delaware	PaySchools
Eduloka Limited	Nevada	inLumon
i3 Healthcare Solutions, LLC	Delaware
i3 Holdings Sub, Inc.	Delaware
i3-MSI Consulting, LLC	Arkansas	MSI
i3 Verticals Management Services, Inc.	Delaware
i3 Verticals, LLC	Delaware	BIS; Court Solutions; CJT; and EZCourtPay
i3-ImageSoft, LLC	Delaware	ImageSoft
i3-Milestone, LLC	Delaware	Milestone
i3-Software & Services, LLC	Delaware	Software & Services
Kiriworks, LLC	Delaware	Kiriworks
Mentis Technology, Inc.	Delaware	Mentis
On-Line Information Services, Inc	Alabama	OLIS